Via EDGAR Correspondence
January 27, 2010
Ms. Patricia Williams
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:     Munder Series Trust, File No. 333-163765
Dear Ms. Williams:
We are writing in response to comments you provided me by telephone on January 15, 2010 with respect to the Registration Statement on Form N-14 filed with the Securities and Exchange Commission (“SEC”) on December 15, 2009 on behalf of Munder Series Trust (“Registrant”). The Registration Statement relates to the proposed reorganization of the Munder Technology Fund (“Technology Fund”) with and into the Munder Growth Opportunities Fund (“Growth Opportunities Fund”), formerly known as the Munder Internet Fund.
On behalf of the Registrant, set forth below in italics are the SEC staff’s comments along with our responses. Revised pages are filed herewith.
Comment 1: Your request for effectiveness pursuant to Rule 488 will not be provided as the Registration Statement does not include the required opinions of legal counsel. Further, the powers of attorney incorporated by reference from prior filings are not sufficient; therefore, current powers of attorney specific to this filing must be included.
Response: Concurrent with this correspondence, the Registrant is filing Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 to become effective pursuant to Rule 488. A separate acceleration request for effectiveness on January 29, 2010 is being filed with the Pre-Effective Amendment. The opinions of legal counsel and current powers of attorney are filed as exhibits to the Pre-Effective Amendment.
Comment 2: In the table beginning on page 4 entitled “Fees and Expenses,” the third column heading must include the name of the surviving entity.
Response: The Registrant has revised the table consistent with this comment.
Comment 3: The expenses as of September 30, 2009 included in the table beginning on page 4 entitled “Fees and Expenses” are significantly lower than those reported by the Registrant as of June 30, 2009 in the Annual Reports to Shareholders for the Technology Fund and the Growth Opportunities Fund. Please explain the reason for the changes, keeping in mind that Form N-14 does not permit adjustments due to changes in assets.
Response: The Registrant has revised the table to include the information using the unadjusted June 30, 2009 expenses. Following the table, however, the Registrant is providing as supplemental data the adjusted expense information as of September 30, 2009. As the Registrant’s Board of Trustees considered the adjusted expense information to be relevant in their consideration of the merits of the transaction, Registrant believes it is important information to provide to shareholders.
Comment 4: Based on the capitalization tables provided, the Technology Fund’s assets represent more than ten percent of the Growth Opportunities Fund’s assets; therefore, pro forma financial statements must be included in the Registration Statement.
Response: The Registrant has included pro forma financial statements.
Comment 5: Include a statement that indicates when the Proxy Statement/Prospectus will first be mailed to shareholders.
Response: The information is provided on page 21 under the heading “Voting Information.”
Comment 6: In preparation for the reorganization, if any of the Technology Fund’s holdings will be sold, please explain the tax consequences of such sales.
Response: The Technology Fund does not anticipate selling any of its holdings in preparation for the reorganization.
If you have any questions, please contact me at (248) 647-9201 ext. 1140.

Sincerely,
/s/ Melanie Mayo West
Melanie Mayo West

cc:	Stephen Shenkenberg Jane A. Kanter, Dechert LLP Erin G. Wagner , Dechert LLP

Comparison of Fees and Expenses
The following tables compare the fees and expenses of each class of the Technology Fund and the Growth Opportunities Fund and show the estimated fees and expenses for each of these classes on a pro forma basis, giving effect to the proposed Reorganization. We have estimated these pro forma numbers in good faith, based on information contained in the Annual Reports to Shareholders for each of the Funds for the fiscal year ended June 30, 2009 and information available as of September 30, 2009. (Information for the Growth Opportunities Fund is based on periods when it was known as the Munder Internet Fund).
In approving the proposed Reorganization, the Board considered the fact that average net assets of both Funds during the fiscal year ended June 30, 2009 were substantially lower than actual levels at September 30, 2009 and projected levels for the fiscal year ending June 30, 2010 (based on information available as of September 30, 2009). The Board further recognized the significant positive impact on projected expense ratios resulting from this increase in assets.
TABLE A below provides information based on the fiscal year ended June 30, 2009 without adjustments for changes in net assets and expenses.

•	In TABLE A, Columns 1 and 2 reflect the annualized actual fees and expenses for each class of the Technology Fund and the Growth Opportunities Fund, respectively, for the fiscal year ended June 30, 2009.

•	In TABLE A, Column 3 reflects the pro forma fees and expenses of the combined Growth Opportunities Fund as if the Reorganization had occurred as of June 30, 2009.

TABLE A — FEES AND EXPENSES
(Based on the fiscal year ended June 30, 2009, without adjustments for changes in net assets and expenses)

			Growth		Combined Pro
	Technology		Opportunities		Forma: Growth
	Fund		Fund		Opportunities
Class Y Shares
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None		None		None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of original purchase price or redemption proceeds)	None		None		None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%		1.00%		1.00%
Distribution and/or Service (12b-1) Fees	0.00%		0.00%		0.00%
Other Expenses	2.20%		1.36%		1.38%
Total Annual Fund Operating Expenses	3.20%		2.36%		2.38%

Class A Shares
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.5	%(a)	5.5	%(a)	5.5	%(a)
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of original purchase price or redemption proceeds)	None(b)		None(b)		None(b)
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%		1.00%		1.00%
Distribution and/or Service (12b-1) Fees	0.25%		0.25%		0.25%
Other Expenses	2.21%		1.37%		1.38%
Total Annual Fund Operating Expenses	3.46%		2.62%		2.63%

TABLE A — FEES AND EXPENSES
(Based on the fiscal year ended June 30, 2009, without adjustments for changes in net assets and expenses)

			Growth		Combined Pro
	Technology		Opportunities		Forma: Growth
	Fund		Fund		Opportunities
Class B Shares
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None		None		None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of original purchase price or redemption proceeds)	5	%(c)	5	%(c)	5	%(c)
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%		1.00%		1.00%
Distribution and/or Service (12b-1) Fees	1.00%		1.00%		1.00%
Other Expenses	2.20%		1.38%		1.38%
Total Annual Fund Operating Expenses	4.20%		3.38%		3.38%
Class C Shares
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	1	%(d)	1	%(d)	1	%(d)
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of original purchase price or redemption proceeds)	None		None		None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%		1.00%		1.00%
Distribution and/or Service (12b-1) Fees	1.00%		1.00%		1.00%
Other Expenses	2.21%		1.37%		1.38%
Total Annual Fund Operating Expenses	4.21%		3.37%		3.38%

(a)	The sales charge declines as the amount invested increases.

(b)	A 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class A shares within one year of purchase if purchased with no initial sales charge as part of an investment of $1 million or more and if the Fund’s distributor paid a sales commission on the purchase.

(c)	A deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class B shares within six years of purchase and declines over time.

(d)	A deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class C shares within one year of purchase.

Expense Example (Based on TABLE A Expenses)
This example is intended to help you compare the cost of investing in each Fund and the Funds combined with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in each Fund for the time periods indicated, that your investment has a 5% return each year, and that all dividends and distributions are reinvested. The fees and expenses used to calculate the example are based on the fees and expenses shown in the table above. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Class Y Shares	1 Year	3 Years	5 Years	10 Years
Technology Fund	$323	$987	$1,675	$3,504
Growth Opportunities Fund	$239	$736	$1,260	$2,696
Pro Forma: Combined Growth Opportunities Fund	$241	$742	$1,270	$2,716
Class A Shares
Technology Fund	$879	$1,554	$2,249	$4,083
Growth Opportunities Fund	$801	$1,320	$1,864	$3,342
Pro Forma: Combined Growth Opportunities Fund	$801	$1,322	$1,868	$3,351

Class Y Shares	1 Year	3 Years	5 Years	10 Years
Class B Shares Assuming You Sold Your Shares at the End of the Period
Technology Fund	$922	$1,575	$2,342	$4,218
Growth Opportunities Fund	$841	$1,339	$1,960	$3,496
Pro Forma: Combined Growth Opportunities Fund	$841	$1,339	$1,960	$3,498
Class B Shares Assuming You Stayed in the Fund
Technology Fund	$422	$1,275	$2,142	$4,218
Growth Opportunities Fund	$341	$1,039	$1,760	$3,496
Pro Forma: Combined Growth Opportunities Fund	$341	$1,039	$1,760	$3,498
Class C Shares Assuming You Sold Your Shares at the End of the Period
Technology Fund	$523	$1,278	$2,147	$4,381
Growth Opportunities Fund	$440	$1,036	$1,755	$3,658
Pro Forma: Combined Growth Opportunities Fund	$441	$1,039	$1,760	$3,667
Class C Shares Assuming You Stayed in the Fund
Technology Fund	$423	$1,278	$2,147	$4,381
Growth Opportunities Fund	$340	$1,036	$1,755	$3,658
Pro Forma: Combined Growth Opportunities Fund	$341	$1,039	$1,760	$3,667
The example does not reflect sales charges (loads) on reinvested dividends and other distributions because sales charges (loads) are not imposed by the Fund on reinvested dividends and other distributions.
TABLE B below provides information projected for the fiscal year ending June 30, 2010, based on information available as of September 30, 2009. These projections were based on the fiscal year ended June 30, 2009, with adjustments made for September 30, 2009 net assets and expenses.

•	In TABLE B, Columns 1 and 2 reflect the projected annualized fees of each for each class of the Technology Fund and the Growth Opportunities Fund, respectively, for the fiscal year ending June 30, 2010 (based on information available as of September 30, 2009).

•	In TABLE B, Column 3 reflects the projected pro forma annualized fees and expenses as if the Reorganization had occurred as of September 30, 2009 for the fiscal year ending June 30, 2010 (based on information available as of September 30, 2009).

TABLE B — PROJECTED FEES AND EXPENSES
(Based on the fiscal year ended June 30, 2009, as adjusted for September 30, 2009 net assets and expenses)

		Growth	Combined Pro
	Technology	Opportunities	Forma: Growth
	Fund	Fund	Opportunities
Class Y Shares
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of original purchase price or redemption proceeds)	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%	1.00%	1.00%
Distribution and/or Service (12b-1) Fees	0.00%	0.00%	0.00%
Other Expenses	1.67%	1.00%	1.00%
Total Annual Fund Operating Expenses	2.67%	2.00%	2.00%

TABLE B — PROJECTED FEES AND EXPENSES
(Based on the fiscal year ended June 30, 2009, as adjusted for September 30, 2009 net assets and expenses)

			Growth		Combined Pro
	Technology		Opportunities		Forma: Growth
	Fund		Fund		Opportunities
Class A Shares
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.5	%(a)	5.5	%(a)	5.5	%(a)
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of original purchase price or redemption proceeds)	None(b)		None(b)		None(b)
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%		1.00%		1.00%
Distribution and/or Service (12b-1) Fees	0.25%		0.25%		0.25%
Other Expenses	1.67%		1.00%		1.00%
Total Annual Fund Operating Expenses	2.92%		2.25%		2.25%

Class B Shares
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None		None		None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of original purchase price or redemption proceeds)	5	%(c)	5	%(c)	5	%(c)
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%		1.00%		1.00%
Distribution and/or Service (12b-1) Fees	1.00%		1.00%		1.00%
Other Expenses	1.67%		1.00%		1.00%
Total Annual Fund Operating Expenses	3.67%		3.00%		3.00%
Class C Shares
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	1	%(d)	1	%(d)	1	%(d)
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of original purchase price or redemption proceeds)	None		None		None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%		1.00%		1.00%
Distribution and/or Service (12b-1) Fees	1.00%		1.00%		1.00%
Other Expenses	1.67%		1.00%		1.00%
Total Annual Fund Operating Expenses	3.67%		3.00%		3.00%

(a)	The sales charge declines as the amount invested increases.

(b)	A 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class A shares within one year of purchase if purchased with no initial sales charge as part of an investment of $1 million or more and if the Fund’s distributor paid a sales commission on the purchase.

(c)	A deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class B shares within six years of purchase and declines over time.

(d)	A deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class C shares within one year of purchase.

Expense Example (Based on TABLE B Expenses)
This example is intended to help you compare the cost of investing in each Fund and the Funds combined with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in each Fund for the time periods indicated, that your investment has a 5% return each year, and that all dividends and distributions are reinvested. The fees and expenses used to calculate the example are based on the fees and expenses shown in the table above. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Class Y Shares	1 Year	3 Years	5 Years	10 Years
Technology Fund	$270	$829	$1,415	$3,003
Growth Opportunities Fund	$203	$627	$1,078	$2,327
Pro Forma: Combined Growth Opportunities Fund	$203	$627	$1,078	$2,327

Class A Shares	1 Year	3 Years	5 Years	10 Years
Technology Fund	$829	$1,404	$2,003	$3,614
Growth Opportunities Fund	$766	$1,215	$1,689	$2,993
Pro Forma: Combined Growth Opportunities Fund	$766	$1,215	$1,689	$2,993

Class B Shares Assuming You Sold Your Shares at the End of the Period	1 Year	3 Years	5 Years	10 Years
Technology Fund	$869	$1,423	$2,097	$3,760
Growth Opportunities Fund	$803	$1,227	$1,777	$3,142
Pro Forma: Combined Growth Opportunities Fund	$803	$1,227	$1,777	$3,142

Class B Shares Assuming You Stayed in the Fund	1 Year	3 Years	5 Years	10 Years
Technology Fund	$369	$1,123	$1,897	$3,760
Growth Opportunities Fund	$303	$927	$1,577	$3,142
Pro Forma: Combined Growth Opportunities Fund	$303	$927	$1,577	$3,142

Class C Shares Assuming You Sold Your Shares at the End of the Period	1 Year	3 Years	5 Years	10 Years
Technology Fund	$469	$1,123	$1,897	$3,924
Growth Opportunities Fund	$403	$927	$1,577	$3,318
Pro Forma: Combined Growth Opportunities Fund	$403	$927	$1,577	$3,318

Class C Shares Assuming You Stayed in the Fund	1 Year	3 Years	5 Years	10 Years
Technology Fund	$369	$1,123	$1,897	$3,924
Growth Opportunities Fund	$303	$927	$1,577	$3,318
Pro Forma: Combined Growth Opportunities Fund	$303	$927	$1,577	$3,318
The example does not reflect sales charges (loads) on reinvested dividends and other distributions because sales charges (loads) are not imposed by the Fund on reinvested dividends and other distributions.
Following the closing of the Reorganization, and in the ordinary course of business, we expect that certain holdings of the Technology Fund that are transferred to the Growth Opportunities Fund in connection with the Reorganization may be sold. Any sale of such holdings will result in additional transaction costs for the Growth Opportunities Fund and its shareholders (which will not be assumed or paid by MCM) and will be a taxable event. However, it is expected that any capital gains on such a sale will be offset by capital loss carryovers that are available to the Growth Opportunities Fund.
Comparison of Investment Objectives and Principal Investment Strategies
This section will help you compare the investment objectives and principal investment strategies of the Technology Fund and the Growth Opportunities Fund. Please note that this is only a brief discussion. Additional comparative information of the Funds’ investment strategies and risks, as well as differences among their fundamental investment restrictions, can be found below under “Comparison of Investment Objectives, Principal Investment Strategies and Risks of Investing in the Funds” and in Appendix A.
The Technology Fund’s investment objective is to provide capital appreciation. The Growth Opportunities Fund’s investment objective is to seek long-term capital appreciation.
The Funds are managed by the same portfolio management team and pursue similar principal investment strategies. Under normal circumstances, the Technology Fund pursues its investment objective by investing at least 80% of its assets in copied at the Chicago Regional Office of the SEC, 175 W. Jackson Boulevard, Suite 900, Chicago, IL 60604. Copies of such material can also be obtained from the Public Reference Branch, SEC, Washington, DC 20549 at prescribed rates.
Required Vote
Approval of the Reorganization Agreement will require the affirmative vote of a majority of the outstanding voting securities of the Technology Fund. See “Voting Information.”
THE BOARD, INCLUDING ALL OF THE INDEPENDENT TRUSTEES, HAVE UNANIMOUSLY RECOMMENDED APPROVAL OF THE REORGANIZATION AGREEMENT.
OTHER BUSINESS
The Board does not intend to present any other business at the Meeting. If, however, any other matters are properly brought before the Meeting, the persons named in the accompanying form of proxy will vote thereon in accordance with their judgment.
VOTING INFORMATION
This Proxy Statement/Prospectus is furnished in connection with a solicitation of proxies by the Board to be used at the Meeting. This Proxy Statement/Prospectus, along with a Notice of the Meeting and a proxy card, is first being mailed to shareholders of the Technology Fund on or about February 2, 2010. Only shareholders of record as of the close of business on the Record Date, January 15, 2010, will be entitled to notice of, and to vote at, the Meeting. If the enclosed form of proxy card is properly executed and returned in time to be voted at the Meeting, the proxies named therein will vote the shares represented by the proxy in accordance with the instructions marked thereon. Unmarked but properly executed proxy cards will be voted FOR each Proposal and FOR any other matters deemed appropriate.
A proxy may be revoked at any time on or before the Meeting by written notice to the Secretary of the Technology Fund at the address on the cover of this Proxy Statement/Prospectus or by attending and voting at the Meeting. Unless revoked, all valid and executed proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, for approval of each of the proposals.
Proxy Solicitation
It is expected that the solicitation of proxies will be primarily by mail and by telephone. Supplemental solicitations may be made by mail or by telephone by officers and representatives of the Technology Fund, MCM and their affiliates or The Altman Group. MCM has retained The Altman Group as the solicitor for the proxies, at an estimated cost of $2,500, plus additional expenses associated with contacting shareholders who do not vote, which are estimated at $55,000. It is anticipated that banks, broker-dealers and other institutions will be requested to forward proxy materials to beneficial owners and to obtain authorization for the execution of proxies. MCM may, upon request, reimburse banks, broker-dealers and other institutions for their expenses in forwarding proxy materials to beneficial owners.
As the Meeting date approaches, certain shareholders of the Technology Fund may receive a telephone call from a representative of The Altman Group if their votes have not yet been received. Proxies that are obtained telephonically will be recorded in accordance with the procedures described below. The Board believes that these procedures are reasonably designed to ensure that both the identity of the shareholder casting the vote and the voting instructions of the shareholder are accurately determined.
In all cases where a telephonic proxy is solicited, the Altman Group representative is required to ask for each shareholder’s full name and address, or the zip code or employer identification number, and to confirm that the shareholder has received the proxy materials in the mail. If the shareholder is a corporation or other entity, the Altman Group representative is required to ask for the person’s title and confirmation that the person is authorized to direct the voting of the shares. If the information solicited agrees with the information provided to Altman Group, then the Altman Group representative has the responsibility to explain the process, read the Proposals listed on the proxy card and ask for the shareholder’s instructions on the Proposal. Although the Altman Group representative is permitted to answer questions about the process, he or she is not permitted to recommend to the shareholder how to vote, other than to read any recommendation set forth in this Proxy

MUNDER SERIES TRUST
PART B
Munder Growth Opportunities Fund
Statement of Additional Information
January 27, 2010

Acquisition of the Assets and Assumption of Liabilities of Munder Technology Fund (“Technology Fund”) 480 Pierce Street, Birmingham, MI 48009	By and in Exchange for Shares of Munder Growth Opportunities Fund (“Growth Opportunities Fund”) (a series of Munder Series Trust) 480 Pierce Street, Birmingham, MI 48009
     This Statement of Additional Information, which is not a prospectus, supplements and should be read in conjunction with the Proxy Statement/Prospectus dated January 27, 2010, relating specifically to the proposed transfer of all of the assets of the Technology Fund to the Growth Opportunities Fund and the assumption of all the liabilities of the Technology Fund in exchange for shares of the Growth Opportunities Fund having an aggregate value equal to those of the Technology Fund (“Reorganization”). To obtain a copy of the Proxy Statement/Prospectus, please write to Munder Series Trust, 480 Pierce Street, Birmingham, MI 48009 or call (800) 468-6337. The Reorganization will be pursuant to an Agreement and Plan of Reorganization. This Statement of Additional Information incorporates by reference the following described documents, each of which accompanies this Statement of Additional Information:

(1)	Statement of Additional Information of the Munder Funds dated October 31, 2009 (previously filed on EDGAR, Accession No: 0000950123-09-056085.), as supplemented and restated January 21, 2010 (previously filed on EDGAR, Accession No. 0000950123-10-004145); and

(2)	Annual Report to Shareholders of the Technology Fund for the fiscal year ended June 30, 2009 (previously filed on EDGAR, Accession No: 0000950123-09-040041); and

(3)	Annual Report to Shareholders of the Munder Internet Fund, now known as the Munder Growth Opportunities Fund, for the fiscal year ended June 30, 2009 (previously filed on EDGAR, Accession No: 0000950123-09-040041).

(4)	Pro forma financial statements of the Technology Fund and the Internet Fund, now known as the Growth Opportunities Fund, giving effect to the proposed Reorganization described in the Proxy Statement/Prospectus as of June 30, 2009.

Part B

1

Munder Technology Fund / Munder Growth Opportunities Fund (formerly Munder Internet Fund)
Pro Forma Combining Schedule of Investments
June 30, 2009
(Unaudited)

	Munder				Munder
	Growth				Growth
	Opportunities				Opportunities
	Fund				Fund
	(formerly	Pro			(formerly	Pro
Munder	Munder	Forma		Munder	Munder	Forma
Technology	Internet	Combined		Technology	Internet	Combined
Fund	Fund)	(Note 1)		Fund	Fund)	(Note 1)
Shares	Shares	Shares	Description	Value (a)	Value (a)	Value (a)
			COMMON STOCKS — 99.3% ††

			Consumer Discretionary — 10.0%
			Hotels, Restaurants & Leisure — 1.4%
—	97,300	97,300	Ctrip.com International Ltd, ADR †	$—	$4,504,990	$4,504,990

			Internet & Catalog Retail — 8.6%
6,650	119,900	126,550	Amazon.com Inc †	556,339	10,030,834	10,587,173
—	231,662	231,662	Bidz.com Inc †	—	653,287	653,287
—	29,000	29,000	Blue Nile Inc †	—	1,246,710	1,246,710
—	253,245	253,245	Expedia Inc †	—	3,826,532	3,826,532
7,400	73,382	80,782	NetFlix Inc †	305,916	3,033,612	3,339,528
27,000	148,436	175,436	PetMed Express Inc †	405,810	2,230,993	2,636,803
	57,366	57,366	priceline.com Inc †	—	6,399,177	6,399,177

				1,268,065	27,421,145	28,689,210

			Total Consumer Discretionary	1,268,065	31,926,135	33,194,200

			Financials — 0.4%
			Insurance — 0.4%
—	81,000	81,000	eHealth Inc †	—	1,430,460	1,430,460

			Industrials — 1.9%
			Commercial Services & Supplies — 0.3%
134,414	559,786	694,200	Intermap Technologies Corp †	214,942	895,157	1,110,099

			Professional Services — 1.6%
—	109,300	109,300	51job Inc, ADR †	—	1,293,019	1,293,019
43,000	289,750	332,750	Monster Worldwide Inc †	507,830	3,421,948	3,929,778

				507,830	4,714,967	5,222,797

			Total Industrials	722,772	5,610,124	6,332,896

			Information Technology — 87.0%
			Communications Equipment — 10.5%
13,600	—	13,600	Adtran Inc	291,992	—	291,992
140,300	609,300	749,600	Cisco Systems Inc †	2,615,192	11,357,352	13,972,544
8,300	41,000	49,300	F5 Networks Inc †	287,097	1,418,190	1,705,287
16,900	83,300	100,200	Juniper Networks Inc †	398,840	1,965,880	2,364,720
55,500	156,000	211,500	QUALCOMM Inc	2,508,600	7,051,200	9,559,800
13,600	48,300	61,900	Research In Motion Ltd †	966,280	3,431,715	4,397,995
29,600	75,000	104,600	Riverbed Technology Inc †	686,425	1,739,250	2,425,675

				7,754,426	26,963,587	34,718,013

See Notes to Pro Forma Financial Statements.

Part B	2

Munder Technology Fund / Munder Growth Opportunities Fund (formerly Munder Internet Fund)
Pro Forma Combining Schedule of Investments
June 30, 2009
(Unaudited)

	Munder				Munder
	Growth				Growth
	Opportunities				Opportunities
	Fund				Fund
	(formerly	Pro			(formerly	Pro
Munder	Munder	Forma		Munder	Munder	Forma
Technology	Internet	Combined		Technology	Internet	Combined
Fund	Fund)	(Note 1)		Fund	Fund)	(Note 1)
Shares	Shares	Shares	Description	Value (a)	Value (a)	Value (a)
			Computers & Peripherals — 13.4%
21,500	88,350	109,850	Apple Inc †	3,062,245	12,583,691	15,645,936
34,800	100,000	134,800	Dell Inc †	477,804	1,373,000	1,850,804
98,600	265,000	363,600	EMC Corp/Massachusetts †	1,291,660	3,471,500	4,763,160
73,930	131,500	205,430	Hewlett-Packard Co	2,857,395	5,082,475	7,939,870
25,900	53,000	78,900	International Business Machines Corp	2,704,478	5,534,260	8,238,738
66,800	201,000	267,800	NetApp Inc †	1,317,296	3,963,720	5,281,016
14,500	—	14,500	STEC Inc †	336,255	—	336,255
11,000	—	11,000	Teradata Corp †	257,730	—	257,730

				12,304,863	32,008,646	44,313,509

			Electronic Equipment & Instruments — 0.3%
24,000	—	24,000	Avnet Inc †	504,720	—	504,720
25,000	—	25,000	Corning Inc	401,500	—	401,500

				906,220	—	906,220

			Information Technology Services — 2.9%
33,100	—	33,100	Amdocs Ltd †	709,995	—	709,995
29,700	36,000	65,700	Automatic Data Processing Inc	1,052,568	1,275,840	2,328,408
11,900	—	11,900	Computer Sciences Corp †	527,170	—	527,170
16,300	—	16,300	Fiserv Inc †	744,910	—	744,910
1,600	—	1,600	Mastercard Inc, Class A	267,696	—	267,696
37,900	69,000	106,900	NeuStar Inc, Class A †	839,864	1,529,040	2,368,904
14,000	22,000	36,000	Visa Inc, Class A	871,640	1,369,720	2,241,360
14,700	—	14,700	Western Union Co/The	241,080	—	241,080

				5,254,923	4,174,600	9,429,523

			Internet Software & Services — 36.4%
—	284,300	284,300	Akamai Technologies Inc †	—	5,452,874	5,452,874
—	30,300	30,300	Alibaba.com Ltd †	—	53,953	53,953
—	32,300	32,300	Baidu Inc/China, ADR †	—	9,725,207	9,725,207
10,500	82,500	93,000	Bankrate Inc †	265,020	2,082,300	2,347,320
6,800	89,981	96,781	Digital River Inc †	246,976	3,268,110	3,515,086
38,000	566,101	604,101	eBay Inc †	650,940	9,697,310	10,348,250
4,770	28,768	33,538	Google Inc, Class A †	2,010,984	12,128,301	14,139,285
—	307,400	307,400	GSI Commerce Inc †	—	4,380,450	4,380,450
—	221,999	221,999	IAC/InterActiveCorp †	—	3,563,084	3,563,084
—	171,200	171,200	Knot Inc/The †	—	1,349,056	1,349,056
—	5,786	5,786	Mainstream Data Services Inc †,(b),(c),(d),(f)	—	—	—
—	45,400	45,400	MercadoLibre Inc †	—	1,220,352	1,220,352
129,000	5,279,478	5,408,478	Move Inc †	278,640	11,403,672	11,682,312
—	181,100	181,100	Netease.com, ADR †	—	6,371,098	6,371,098
—	9,500	9,500	NHN Corp †	—	1,316,182	1,316,182
—	208,100	208,100	NIC Inc	—	1,408,837	1,408,837
—	266,000	266,000	Omniture Inc †	—	3,340,960	3,340,960
See Notes to Pro Forma Financial Statements.

Part B	3

Munder Technology Fund / Munder Growth Opportunities Fund (formerly Munder Internet Fund)
Pro Forma Combining Schedule of Investments
June 30, 2009
(Unaudited)

	Munder				Munder
	Growth				Growth
	Opportunities				Opportunities
	Fund				Fund
	(formerly	Pro			(formerly	Pro
Munder	Munder	Forma		Munder	Munder	Forma
Technology	Internet	Combined		Technology	Internet	Combined
Fund	Fund)	(Note 1)		Fund	Fund)	(Note 1)
Shares	Shares	Shares	Description	Value (a)	Value (a)	Value (a)
—	133,900	133,900	Sina Corp/China †	—	3,947,372	3,947,372
—	43,950	43,950	Sohu.com Inc †	—	2,761,379	2,761,379
—	272,200	272,200	Spark Networks Inc †	—	626,060	626,060
—	663,771	663,771	TechTarget Inc †	—	2,655,084	2,655,084
—	148,800	148,800	Tencent Holdings Ltd	—	1,729,909	1,729,909
—	488,972	488,972	TheStreet.com Inc	—	1,021,951	1,021,951
—	118,000	118,000	Valueclick Inc †	—	1,241,360	1,241,360
28,000	336,500	364,500	VeriSign Inc †	517,440	6,218,520	6,735,960
—	33,200	33,200	VistaPrint Ltd †	—	1,415,980	1,415,980
—	152,450	152,450	WebMD Health Corp, Class A †	—	4,561,304	4,561,304
58,000	796,880	854,880	Yahoo! Inc †	908,280	12,479,141	13,387,421

				4,878,280	115,419,806	120,298,086

			Semiconductors & Semiconductor Equipment — 4.1%
70,900	—	70,900	Applied Materials Inc	777,773	—	777,773
16,500	—	16,500	Broadcom Corp, Class A †	409,035	—	409,035
132,500	260,000	392,500	Intel Corp	2,192,875	4,303,000	6,495,875
55,800	119,000	174,800	Marvell Technology Group Ltd †	649,512	1,385,160	2,034,672
16,500	—	16,500	Maxim Integrated Products Inc	258,885	—	258,885
12,000	—	12,000	Microchip Technology Inc	270,600	—	270,600
14,600	—	14,600	Novellus Systems Inc †	243,820	—	243,820
7,500	—	7,500	Silicon Laboratories Inc †	284,550	—	284,550
60,200	65,000	125,200	Texas Instruments Inc	1,282,260	1,384,500	2,666,760

				6,369,310	7,072,660	13,441,970

			Software — 19.4%
21,466	—	21,466	Activision Blizzard Inc †	271,116	—	271,116
13,080	—	13,080	Adobe Systems Inc †	370,164	—	370,164
23,000	77,000	100,000	BMC Software Inc †	777,170	2,601,830	3,379,000
44,300	353,800	398,100	Check Point Software Technologies †	1,039,721	8,303,686	9,343,407
30,100	119,500	149,600	McAfee Inc †	1,269,919	5,041,705	6,311,624
112,000	394,000	506,000	Microsoft Corp	2,662,240	9,365,380	12,027,620
125,325	203,900	329,225	Oracle Corp	2,684,461	4,367,538	7,051,999
—	58,000	58,000	Perfect World Co Ltd, ADR †	—	1,658,800	1,658,800
32,700	181,400	214,100	Red Hat Inc †	658,251	3,651,582	4,309,833
—	52,000	52,000	Salesforce.com Inc †	—	1,984,840	1,984,840
—	47,300	47,300	Shanda Interactive Entertainment Ltd, ADR †	—	2,473,317	2,473,317
—	1,049,266	1,049,266	SourceForge Inc †	—	1,311,582	1,311,582
8,200	—	8,200	Sybase Inc †	256,988	—	256,988
90,300	343,000	433,300	Symantec Corp †	1,405,068	5,337,080	6,742,148
54,000	286,100	340,100	Synopsys Inc †	1,053,540	5,581,811	6,635,351

				12,448,638	51,679,151	64,127,789

			Total Information Technology	49,916,660	237,318,450	287,235,110

See Notes to Pro Forma Financial Statements.

Part B	4

Munder Technology Fund / Munder Growth Opportunities Fund (formerly Munder Internet Fund)
Pro Forma Combining Schedule of Investments
June 30, 2009
(Unaudited)

	Munder				Munder
	Growth				Growth
	Opportunities				Opportunities
	Fund				Fund
	(formerly	Pro			(formerly	Pro
Munder	Munder	Forma		Munder	Munder	Forma
Technology	Internet	Combined		Technology	Internet	Combined
Fund	Fund)	(Note 1)		Fund	Fund)	(Note 1)
Shares	Shares	Shares	Description	Value (a)	Value (a)	Value (a)

			TOTAL COMMON STOCKS — ††	51,907,497	276,285,169	328,192,666

			(Cost $62,269,998, $364,201,784 and $426,471,782, respectively)

			PREFERRED STOCK — 0.0%
			(Cost $0, $999,999 and $999,999, respectively)
			Information Technology — 0.0%
			Computers & Peripherals — 0.0%
—	444,444	444,444	Alacritech, Inc, Series C †,(b),(c),(d),(f)	—	—	—

			WARRANT — 0.0%
			(Cost $0, $0 and $0, respectively)
			Industrials — 0.0%
			Commercial Services & Supplies — 0.0%
30,000	100,000	130,000	Intermap Technologies Corp, Expires 04/27/2010 †,(b),(e)	—	—	—

			INVESTMENT COMPANY SECURITY — 1.7%
			(Cost $625,018, $5,083,756 and $5,708,774, respectively)
625,018	5,083,756	5,708,774	State Street Institutional Liquid Reserves Fund	625,018	5,083,756	5,708,774

			TOTAL INVESTMENTS	52,532,515	281,368,925	333,901,440
			(Cost $62,895,016, $370,285,539 and $433,180,555, respectively)

			OTHER ASSETS AND LIABILITIES (Net) — (1.0)%	(586,945)	(2,975,349)	(3,562,294)

			NET ASSETS	$51,945,570	$278,393,576	$330,339,146

†	Non-income producing security.

††	Holdings listed are as of June 30, 2009. Changes have occurred in the security positions of each fund subsequent to June 30, 2009 as a result of normal trading practices. No holdings of the Munder Technology Fund are expected to require liquidation in the merged environment due to prospectus or other limitations.

(a)	Unless otherwise indicated, the values of the securities of the Fund were determined based on level 1 inputs established by Accounting Standards Codification Topic 820.

(b)	Security valued at fair value as of June 30, 2009 in accordance with guidelines approved by the Board of Trustees. At June 30, 2009, these securities represent $0, 0.0% of net assets.

(c)	Security subject to restrictions on resale under federal securities laws. These types of securities may only be resold upon registration under the Securities Act of 1933 or in transactions exempt from registration. The Fund does not have the right to demand that any of these securities be registered.

(d)	Security subject to restrictions on resale that is considered illiquid. The Fund may not invest more than 15% of its net assets in illiquid securities. At June 30, 2009, securities subject to restrictions on resale that have not been deemed to be liquid represent $0, 0.0% of net assets.

Security	Acquisition Date	Cost
Alacritech, Inc., Series C	12/13/2001	$999,999
Mainstream Data Services Inc.	8/29/2000	213,440
See Notes to Pro Forma Financial Statements.

Part B	5

(e)	Security value was determined based on level 2 inputs established by Accounting Standards Codification Topic 820.

(f)	Security value was determined based on level 3 inputs established by Accounting Standards Codification Topic 820.
ABBREVIATION:
ADR— American Depositary Receipt
At June 30, 2009, the country diversification (based on the country in which the company’s headquarters is located) of the Fund was as follows (assume United States unless otherwise indicated):

		Munder
		Growth
		Opportunities		Pro
		Fund	Pro	Forma
	Munder	(formerly	Forma	Combined
	Technology	Munder	Combined	(Note 1)
	Fund	Internet Fund)	(Note 1)	% of
	Value	Value	Value	Net Assets
COMMON STOCK:
United States	$48,327,047	$223,797,893	$272,124,940	82.4%
China	—	34,519,044	34,519,044	10.4%
Israel	1,039,721	8,303,686	9,343,407	2.8%
Canada	1,181,222	4,326,872	5,508,094	1.7%
Bermuda	649,512	2,801,140	3,450,652	1.0%
South Korea	—	1,316,182	1,316,182	0.4%
Argentina	—	1,220,352	1,220,352	0.4%
Guernsey	709,995	—	709,995	0.2%

TOTAL COMMON STOCK	51,907,497	276,285,169	328,192,666	99.3%
PREFERRED STOCK	—	—	—	0.0%
WARRANT:
Canada	—	—	—	0.0%
INVESTMENT COMPANY SECURITY	625,018	5,083,756	5,708,774	1.7%

TOTAL INVESTMENTS	52,532,515	281,368,925	333,901,440	101.0%
OTHER ASSETS AND LIABILITIES (Net)	(586,945)	(2,975,349)	(3,562,294)	(1.0)%

NET ASSETS	$51,945,570	$278,393,576	$330,339,146	100.0%

See Notes to Pro Forma Financial Statements.

Part B	6

Munder Technology Fund / Munder Growth Opportunities Fund (formerly Munder Internet Fund)
Pro Forma Combining Statement of Assets and Liabilities
June 30, 2009
(Unaudited)

		Munder
		Growth
		Opportunities
		Fund
	Munder	(formerly				Pro Forma
	Technology	Munder				Combined
	Fund	Internet Fund)	Adjustments			(Note 1)
ASSETS:
Investments, at value (see accompanying schedules)	$52,532,515	$281,368,925	$—			$333,901,440
Foreign currency, at value	5,647	—	—			5,647
Dividends receivable	14,792	25,510	—			40,302
Receivable for Fund shares sold	27,039	63,328	—			90,367
Prepaid expenses and other assets	30,956	51,165	—			82,121

Total Assets	52,610,949	281,508,928	—			334,119,877

LIABILITIES:
Payable for investment securities purchased	166,740	1,485,453	—			1,652,193
Payable for Fund shares redeemed	148,790	616,018	—			764,808
Transfer agency/record keeping fees payable	156,471	535,378	—			691,849
Trustees’ fees and expenses payable	86,613	182,551	—			269,164
Distribution and shareholder servicing fees payable — Class A, B, C and R Shares, as applicable	20,167	90,713	—			110,880
Administration fees payable	7,230	31,693	—			38,923
Custody fees payable	7,154	13,744	—			20,898
Investment advisory fees payable	1,432	7,685	—			9,117
Accrued expenses and other payables	70,782	152,117	—			222,899

Total Liabilities	665,379	3,115,352	—			3,780,731

NET ASSETS	$51,945,570	$278,393,576	$—			$330,339,146

Investments, at cost	$62,895,016	$370,285,539	$—			$433,180,555

Foreign currency, at cost	$5,714	$—	$—			$5,714

NET ASSETS CONSIST OF:
Accumulated net investment loss	$(50,895)	$(73,921)	$—			$(124,816)
Accumulated net realized loss on investments sold	(1,420,655,228)	(3,514,885,790)	—			(4,935,541,018)
Net unrealized appreciation/(depreciation) of investments	(10,362,568)	(88,916,166)	—			(99,278,734)
Paid-in capital	1,483,014,261	3,882,269,453	—			5,365,283,714

TOTAL NET ASSETS:	$51,945,570	$278,393,576	$—			$330,339,146

Class A:
Net assets	$35,963,729	$210,683,019	$—			$246,646,748
Shares outstanding	11,713,883	12,097,932	(9,648,189)	(a	)	14,163,626
Net asset value and redemption price per share	$3.07	$17.41	$—			$17.41
Maximum offering price per share	$3.25	$18.42	$—			$18.42

Class B:
Net assets	$4,548,078	$15,137,472	$—			$19,685,550
Shares outstanding	1,590,613	943,964	(1,307,067)	(a	)	1,227,510
Net asset value per share	$2.86	$16.04	$—			$16.04
See Notes to Pro Forma Financial Statements.

Part B	7

Munder Technology Fund / Munder Growth Opportunities Fund (formerly Munder Internet Fund)
Pro Forma Combining Statement of Assets and Liabilities
June 30, 2009
(Unaudited)

		Munder
		Growth
		Opportunities
		Fund
	Munder	(formerly				Pro Forma
	Technology	Munder				Combined
	Fund	Internet Fund)	Adjustments			(Note 1)
Class C:
Net assets	$10,880,445	$41,301,678	$—			$52,182,123
Shares outstanding	4,218,152	2,574,347	(3,539,820)	(a	)	3,252,679
Net asset value per share	$2.58	$16.04	$—			$16.04

Class R:
Net assets		$27,979	$—			$27,979
Shares outstanding		1,627	—			1,627
Net asset value per share		$17.20	$—			$17.20

Class Y:
Net assets	$553,318	$11,243,428	$—			$11,796,746
Shares outstanding	161,742	626,651	(130,899)	(a	)	657,494
Net asset value per share	$3.42	$17.94	$—			$17.94

(a)	Adjustment to reflect the issuance of Munder Growth Opportunities Fund shares in exchange for shares of Munder Technology Fund in connection with the proposed reorganization.
See Notes to Pro Forma Financial Statements.

Part B	8

Munder Technology Fund / Munder Growth Opportunities Fund (formerly Munder Internet Fund)
Pro Forma Combining Statement of Operations
For the Year Ended June 30, 2009
(Unaudited)

		Munder
		Growth
		Opportunities
		Fund
	Munder	(formerly			Pro Forma
	Technology	Munder			Combined
	Fund	Internet Fund)	Adjustments		(Note 1)
INVESTMENT INCOME:
Interest	$—	$32	$—		$32
Dividends on securities of unaffiliated companies(a)	334,946	625,330	—		960,276
Dividends on securities of affiliated company	7,104	45,868	—		52,972
Securities lending, net of borrower rebates	51,798	712,952	—		764,750

Total Investment Income	393,848	1,384,182	—		1,778,030

EXPENSES:
Distribution and shareholder servicing fees:
Class A Shares	90,722	502,448	—		593,170
Class B Shares	57,444	171,120	—		228,564
Class C Shares	111,300	404,578	—		515,878
Class R Shares	—	89	—		89
Transfer agency/record keeping fees	814,573	2,726,042	(162,915	) (b)	3,377,700
Investment advisory fees	536,894	2,675,221	—		3,212,115
Printing and mailing fees	98,202	256,221	(41,820	) (b)	312,603
Administration fees	90,145	371,223	(34,269	) (c)	427,099
Registration and filing fees	53,607	68,355	(53,607	) (b)	68,355
Legal and audit fees	47,904	96,314	(44,225	) (b)	99,993
Trustees’ fees and expenses	34,701	34,027	(32,659	) (d)	36,069
Custody fees	29,256	84,594	(12,612	) (b)	101,238
Other	15,470	32,122	—		47,592

Total Expenses	1,980,218	7,422,354	(382,107)		9,020,465

NET INVESTMENT LOSS	(1,586,370)	(6,038,172)	382,107		(7,242,435)

NET REALIZED AND UNREALIZED GAIN/(LOSS) ON INVESTMENTS:
Net realized gain/(loss) from:
Security transactions	(15,631,830)	(41,179,010)	—		(56,810,840)
Foreign currency-related transactions	2,553	(14,320)	—		(11,767)
Net change in unrealized appreciation/depreciation of:			—
Securities	(1,363,904)	(15,793,869)	—		(17,157,773)
Foreign currency-related transactions	(66)	(251)	—		(317)

Net realized and unrealized loss on investments	(16,993,247)	(56,987,450)	—		(73,980,697)

NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS	$(18,579,617)	$(63,025,622)	$382,107		$(81,223,132)

(a)	The dividends for the Munder Technology Fund and Munder Growth Opportunities Fund are net of foreign withholding taxes of $1,597 and $2,565, respectively.

(b)	Reductions reflect elimination of duplicate charges when the two funds become one.

(c)	Reduction reflects the lower effective administration rate due to combining the assets of both funds.

(d)	Reduction reflects the Trustees’ fees and expenses being allocated to the remaining 15 funds after the merger.
See Notes to Pro Forma Financial Statements.

Part B	9

Munder Technology Fund / Munder Growth Opportunities Fund (formerly Munder Internet Fund)
Notes to Pro Forma Financial Statements
June 30, 2009
(Unaudited)
1. Basis of Combination
     At a meeting held on October 27, 2009, the Board of Trustees of Munder Series Trust (“MST”) approved the merger of the Munder Technology Fund (“Technology Fund”) with and into the Munder Growth Opportunities Fund (“Growth Opportunities Fund”) (formerly known as the Munder Internet Fund), subject to approval of shareholders of the Technology Fund. The Technology Fund will transfer all of its assets, subject to its liabilities, to the Growth Opportunities Fund, in exchange for a number of shares of the Growth Opportunities Fund equal in value to the assets less liabilities of the Technology Fund (the “Exchange”). The Growth Opportunities Fund shares will then be distributed to the Technology Fund’s shareholders on a pro-rata basis in liquidation of the Technology Fund. The Technology Fund shareholders will receive shares of the corresponding class of the Growth Opportunities Fund in the Exchange.
     The Exchange will be accounted for as a tax-free merger of investment companies. The unaudited pro forma schedule of investments and statement of assets and liabilities reflect the financial position of the Technology Fund and the Growth Opportunities Fund on June 30, 2009. The unaudited pro forma statement of operations reflects the results of operations of the Technology Fund and the Growth Opportunities Fund for the year ended June 30, 2009. These statements have been derived from the Technology Fund’s and the Growth Opportunities Fund’s respective books and records utilized in calculating daily net asset value at the dates indicated above in accordance with U.S. generally accepted accounting principles. For purposes of financial statement presentation, security transactions are recorded on a trade date basis. The cost of investments sold is determined by use of the specific identification method for both financial reporting and income tax purposes. Interest income, if any, is recorded on the accrual basis and includes the amortization of premiums and accretion of discounts. Dividends are recorded on the ex-dividend date. Certain dividends from foreign securities, if any, are recorded as soon as a Fund is informed of the ex-dividend date if such information is obtained subsequent to the ex-dividend date. Expenses of the Munder Funds are allocated to each Fund using an appropriate pro-rata method. Allocated Munder Funds expenses, direct Fund-level expenses, class-level expenses (excluding distribution and shareholder servicing fees), income and gains and losses of each Fund are allocated to share classes based on relative average net assets. Distribution and shareholder servicing fees are charged directly to each class as incurred. The historical cost of investment securities will be carried forward to the surviving entity and results of operations of the Growth Opportunities Fund for pre-combination periods will not be restated. The fiscal year end is June 30 for both funds.
     The pro forma schedule of investments and statements of assets and liabilities and operations should be read in conjunction with the historical financial statements of the Technology Fund and the Growth Opportunities Fund included or incorporated by reference in the Statement of Additional Information of which the pro forma combined financial statements form a part. The pro forma combined financial statements are presented for information only and may not necessarily be representative of what the actual combined financial statements would have been had the Exchange occurred on June 30, 2009. The pro forma financial statements were prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates. Following the Exchange, the Growth Opportunities Fund will be the accounting survivor.
2. Portfolio Valuation
     Securities and other investments are generally valued using readily available market quotations, which may be obtained from various pricing sources approved by the Board of Trustees. Equity securities, including exchange-traded derivative securities such as options and futures contracts, if any, are generally valued at the last quoted sale price on the primary market or exchange on which such securities are traded or the official close price of such exchange. Lacking any sales, equity securities other than depositary receipts may be valued at the mean of the bid and asked prices, and depositary receipts, if any, may be valued based on the underlying security’s value and relevant exchange rate. Equity securities that are primarily traded on foreign securities exchanges, if any, also may be valued at the bid price or at the last quoted sale price for local shares of the security. Fixed income securities with remaining maturities of 60 days or less, if any, may be valued on an amortized cost basis, which approximates current market value. In the event that a price for a security is not available through the means described above, the security may be valued using broker-dealer quotations, last reported market quotations, or at fair value by a pricing committee in accordance with guidelines approved by the Board of Trustees. Securities that are primarily traded on foreign securities exchanges also may be subject to fair valuation in accordance with guidelines approved by the Board of Trustees should a significant event occur subsequent to the close of the foreign securities exchanges. Investments in open-end funds held by the Fund, if any, are valued at the net asset value of the underlying fund or, lacking a net asset value, at fair value by a pricing committee in accordance with guidelines approved by the Board of Trustees. Fair valuations involve a review of relevant factors, including without limitation, company specific information, industry information, comparable publicly-traded securities information, movements in U.S. equity markets following the close of foreign markets, and/or country-specific information.
Munder Technology Fund
Accounting Standards Codification Topic 820 (“Topic 820”) establishes and requires disclosure of a fair value hierarchy based on the various inputs used in determining the value of the Fund’s investments. These inputs are summarized in three broad levels as listed below:
•	Level 1—quoted prices in active markets for identical securities
See Notes to Pro Forma Financial Statements.

Part B	10

•	Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

•	Level 3—significant unobservable inputs (including the Fund’s own assumptions in determining the fair value of investments)
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
The following is a summary of the inputs used to value the Fund’s investments as of June 30, 2009:

	Investments in
Valuation Inputs	Securities
Level 1 —Quoted Prices	$52,532,515
Level 2 —Other Significant Observable Inputs	—	*
Level 3 —Significant Unobservable Inputs	—

Total	$52,532,515

*	Level 2 valuation inputs were used to value certain securities held by the Fund at zero.
The level of input used to value each security is identified in the Pro Forma Schedule of Investments, which also includes a breakdown of the Fund’s investments by sector and industry.
Munder Growth Opportunities Fund
Accounting Standards Codification Topic 820 (“Topic 820”) establishes and requires disclosure of a fair value hierarchy based on the various inputs used in determining the value of the Fund’s investments. These inputs are summarized in three broad levels as listed below:
•	Level 1—quoted prices in active markets for identical securities

•	Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

•	Level 3—significant unobservable inputs (including the Fund’s own assumptions in determining the fair value of investments)
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
The following is a summary of the inputs used to value the Fund’s investments as of June 30, 2009:

	Investments in
Valuation Inputs	Securities
Level 1 —Quoted Prices	$281,368,925
Level 2 —Other Significant Observable Inputs	—	*
Level 3 —Significant Unobservable Inputs	—

Total	$281,368,925

The following is a reconciliation of the assets for which significant unobservable inputs were used to determine fair value (Level 3) either at the beginning or end of the period:

Investments in
Securities
Balance as of 6/30/2008	$123,689
Transfer in and/or out of Level 3	—
Net purchases/(sales)	—
Accrued discounts/(premiums)	—
Realized gain/(loss)	—
Change in unrealized appreciation/(depreciation)	(123,689)

Balance as of 6/30/09	$— **

Net change in unrealized appreciation/(depreciation) from investments still held at end of period	$(123,689)

*	Level 2 valuation inputs were used to value certain securities held by the Fund at zero.

**	Level 3 valuation inputs were used to value certain securities held by the Fund at zero.
The level of input used to value each security is identified in the Pro Forma Schedule of Investments, which also includes a breakdown of the Fund’s investments by sector and industry.
See Notes to Pro Forma Financial Statements.

Part B	11

Munder Technology Fund / Munder Growth Opportunities Fund Pro Forma Combined
Accounting Standards Codification Topic 820 (“Topic 820”) establishes and requires disclosure of a fair value hierarchy based on the various inputs used in determining the value of the Fund’s investments. These inputs are summarized in three broad levels as listed below:
•	Level 1—quoted prices in active markets for identical securities

•	Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

•	Level 3—significant unobservable inputs (including the Fund’s own assumptions in determining the fair value of investments)
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
The following is a summary of the inputs used to value the Fund’s investments as of June 30, 2009:

	Investments in
Valuation Inputs	Securities
Level 1 —Quoted Prices	$333,901,440
Level 2 —Other Significant Observable Inputs	—	*
Level 3 —Significant Unobservable Inputs	—

Total	$333,901,440

The following is a reconciliation of the assets for which significant unobservable inputs were used to determine fair value (Level 3) either at the beginning or end of the period:

Investments in
Securities _
Balance as of 6/30/2008	$123,689
Transfer in and/or out of Level 3	—
Net purchases/(sales)	—
Accrued discounts/(premiums)	—
Realized gain/(loss)	—
Change in unrealized appreciation/(depreciation)	(123,689)

Balance as of 6/30/09	$— **

Net change in unrealized appreciation/(depreciation) from investments still held at end of period	$(123,689)

*	Level 2 valuation inputs were used to value certain securities held by the Fund at zero.

**	Level 3 valuation inputs were used to value certain securities held by the Fund at zero.
The level of input used to value each security is identified in the Pro Forma Schedule of Investments, which also includes a breakdown of the Fund’s investments by sector and industry.
3. Capital Shares
     The pro forma net asset value per share assumes the issuance of shares of Growth Opportunities Fund which would have been issued at June 30, 2009 in connection with the proposed reorganization. The number of shares assumed to be issued is equal to the net asset value of each class of shares of the Technology Fund as of June 30, 2009 divided by the net asset value per share of the corresponding class of shares of the Growth Opportunities Fund as of June 30, 2009. The pro forma total number of shares outstanding of 19,302,936 consists of 3,058,415 additional shares assumed issued in the reorganization plus 16,244,521 shares of Growth Opportunities Fund outstanding at June 30, 2009.
4. Pro Forma Operating Expenses
     The accompanying pro forma statement of operations reflects changes in fund expenses as if the Exchange had taken place on July 1, 2008. Munder Capital Management, the advisor to both funds, will bear the expenses of the Exchange.
5. Federal Income Taxes
     Each fund has qualified as a regulated investment company by complying with the requirements of Subchapter M of the Internal Revenue Code. After the Exchange, the Growth Opportunities Fund intends to continue to qualify as a regulated investment company by complying with the requirements of Subchapter M of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its earnings to its shareholders. Additionally, management has not identified any uncertain tax positions that would materially impact the financial statements. Accordingly, no provision has been made for federal or state income taxes. Interest and penalties associated with federal or state
See Notes to Pro Forma Financial Statements.

Part B	12

income tax obligations, if any, are recorded as income tax expense in the accompanying Statement of Operations. Neither Fund incurred any such interest or penalties during the year ended June 30, 2009. The tax cost of investments will remain unchanged for the combined entity.
     The Funds are not subject to examination by U.S. federal or state tax authorities for tax years before 2006.
6. Revolving Line of Credit
     Effective December 10, 2008, the Munder Funds renewed a one-year revolving line of credit with State Street Bank and Trust Company in which both Funds, and other Munder Funds, participate. Borrowings under the line may not exceed the lesser of $75,000,000 or 25% of a Fund’s adjusted net assets, net of any assets pledged to or designated as collateral for the benefit of third parties. Interest is payable on outstanding borrowings at the higher of (a) the federal funds rate plus 0.50% or (b) the overnight LIBOR rate plus 0.50%. Additionally, the line of credit includes an annual commitment fee equal to 0.11% per annum through December 9, 2009 on the daily amount of the unused commitment. Prior to December 10, 2008, borrowings under the line were limited to the lesser of $75,000,000 or 15% of each Fund’s adjusted net assets, net of any assets pledged to or designated as collateral for the benefit of third parties. Interest was payable on outstanding borrowings at the federal funds rate plus 0.50%, and the annual commitment fee was equal to 0.10% per annum on the daily amount of the unused commitment. During the year ended June 30, 2009, neither Fund utilized the revolving line of credit. For the year ended June 30, 2009, total commitment fees for the Technology Fund and Growth Opportunities Fund were $738 and $3,638, respectively.
See Notes to Pro Forma Financial Statements.

Part B	13